EXHIBIT 99.1

Brookfield Renewable Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, News, June 27, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Corporation (the “Corporation”) (TSX, NYSE: BEPC) today announced that all ten nominees proposed for election to the board of directors of the Corporation by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 27, 2023 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 516,683,727 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the ten directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	599,841,064	93.52%	41,548,012	6.48%
Scott Cutler	639,548,960	99.71%	1,840,116	0.29%
Sarah Deasley	640,074,188	99.79%	1,314,888	0.21%
Nancy Dorn	638,825,683	99.60%	2,563,393	0.40%
Eleazar de Carvalho Filho	628,432,729	97.98%	12,956,347	2.02%
Randy MacEwen	639,716,886	99.74%	1,672,190	0.26%
David Mann	638,267,315	99.51%	3,121,761	0.49%
Lou Maroun	638,654,895	99.57%	2,734,182	0.43%
Stephen Westwell	639,986,301	99.78%	1,402,775	0.22%
Patricia Zuccotti	639,175,116	99.65%	2,213,960	0.35%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,600 megawatts of installed capacity and a development pipeline including approximately 131,900 megawatts of renewable power assets, 12 million metric tonnes per annum (“MMTPA”) of carbon capture and storage, 2 million tons of recycled material annually, and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Corporation, a leading global alternative asset manager with over $825 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com